Exhibit 99.24

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Vox Royalty Corp. (the “Company”)
c/o Mourant Governance Services (Cayman) Limited
94 Solaris Avenue, Camana Bay, PO Box 1348
Grand Cayman, Cayman Islands KY1-1108

Item 2	Date of Material Change

March 25, 2021

Item 3	News Release

The news release announcing the material change was issued and disseminated and filed on the System for Electronic Document Analysis and Retrieval (“SEDAR”) on March 25, 2021.

Item 4	Summary of Material Change

On March 25, 2021, the Company announced that it had closed its previously announced overnight marketed public offering (the “Offering”) through a syndicate of underwriters co-led by BMO Capital Markets and Cantor Fitzgerald Canada Corporation, and including Stifel Nicolaus Canada Inc. and Red Cloud Securities Inc. (collectively, the “Underwriters”). The Company issued 5,615,766 units of the Company (the “Units”) at a price of C$3.00 per Unit (the “Offering Price”), which includes the Underwriters’ partial exercise of an over-allotment option to acquire an additional 615,766 Units. The gross proceeds of the Offering prior to deducting commission and expenses was approximately $16.85 million.

Each Unit issued consists of one ordinary share of the Company (a “Share”) and one half of one ordinary share purchase warrant of the Company (each full ordinary share purchase warrant, a “Warrant”). Each Warrant will be exercisable to acquire one Share of the Company (a “Warrant Share”) for a period of 36 months following the closing date of the Offering at an exercise price of C$4.50 per Warrant Share, subject to adjustment in certain events.

Item 5.1	Full Description of Material Change

On March 18, 2021, the Company announced that it had launched an overnight marketed public offering of units of the Company at a price of C$3.00 per Unit, for gross proceeds of approximately C$15 million. On March 19, 2021, the Company confirmed the size of the Offering to be 5,000,000 Units. On March 22, 2021, the Company announced it had entered into the underwriting agreement with the Underwriters for the Offering. Each Unit would be comprised of one Share and one half of one Warrant. Each Warrant would be exercisable to acquire a Warrant Share for a period of 36 months following the closing date of the Offering at an exercise price of C$4.50 per Warrant Share, subject to adjustment in certain events. The Company also granted to the Underwriters an option to purchase up to an additional 750,000 Units at the Offering Price or any combination of up to an additional 750,000 Shares at a price of C$2.85 per Share and up to an additional 375,000 Warrants at a price of C$0.30 per Warrant, subject to an aggregate maximum of 15% of the aggregate number of Units sold under the Offering, exercisable within 30 days of the date of closing of the Offering. The Offering closed on March 25, 2021 and the over-allotment option was partially exercised to acquire an additional 615,766 Units. The gross proceeds of the Offering prior to deducting commission and expenses was approximately $16.85 million.

The Units were offered pursuant to a final prospectus supplement dated March 22, 2021 to the Company’s short form base shelf prospectus dated October 2, 2020. The Units were offered in each of the provinces of Canada, except Québec. The Units were also sold to U.S. buyers on a private placement basis pursuant to an exemption from the registration requirements of the United States Securities Act of 1933, as amended, and other jurisdictions outside of Canada provided that no prospectus filing or comparable obligation arises.

The Company listed the Shares on the TSX Venture Exchange.

Item 5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

For further information, please contact Kyle Floyd, Chief Executive Officer, Email: info@voxroyalty.com

Item 9	Date of Report

March 29, 2021